SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to .
Commission file number 0-25033
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Superior Bancorp 401(k) Plan
(formerly The Banc Corporation 401(k) Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Superior Bancorp (f/k/a The Banc Corporation)
17 North Twentieth Street
Birmingham, Alabama 35203

SUPERIOR BANCORP 401(K) PLAN

DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefits Advisory Committee of the Superior Bancorp 401(k) Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Superior Bancorp 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Superior Bancorp 401(k) Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of delinquent participant contributions are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Raleigh, North Carolina
June 28, 2010

SUPERIOR BANCORP 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2009	2008
ASSETS
Investments, at fair value	$11,194,382	$7,328,396
Receivables:
Employer contributions receivable	46,725	45,445
Employee contributions receivable	79,547	76,206

Total receivables	126,272	121,651

Net assets reflecting all investments at fair value	11,320,654	7,450,047
Adjustments from fair value to contract value for interest in collective investment fund relative to fully benefit-responsive investment contracts	(92,932)	(12,353)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$11,227,722	$7,437,694

See accompanying notes to financial statements.

SUPERIOR BANCORP 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended
December 31,
2009
ADDITIONS
Additions to net assets attributed to:
Investment income
Net change in fair value of investments	$1,198,983
Interest	6,574
Dividends	203,326

Net investment income	1,408,883
Contributions
Participant contributions	1,864,874
Company contributions	1,120,988
Rollovers-in	231,701

Total contributions	3,217,563

Total additions	4,626,446
DEDUCTIONS
Deductions to net assets attributed to:
Benefits paid to participants	833,848
Administrative expenses	2,570

Total deductions	836,418

NET INCREASE	3,790,028
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT BEGINNING OF YEAR	7,437,694

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR	$11,227,722

See accompanying notes to financial statements.

SUPERIOR BANCORP 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of Superior Bancorp (the “Company”) 401(k) Plan (“the Plan”) have been prepared on the accrual basis of accounting.
Summary of Significant Accounting Policies
Investment Valuation and Income Recognition
In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through the Federated Capital Preservation Fund. As required by FASB guidance, the Statement of Net Assets Available for Plan Benefits presents the fair value of the collective fund as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fair Value
Management measures fair value at the price the Plan would receive by selling an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Management prioritizes the assumptions that market participants would use in pricing the asset or liability (the “inputs”) into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions. Observable inputs that do not meet the criteria of Level 1, and include quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect management’s estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data. These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain. See Note 6 for additional disclosures.
Investments Reported at Contract Value
The Plan invests in a collective investment fund with Federated Investors Trust Company (“Federated”) that is fully benefit-responsive. The investments are held in the Federated Capital Preservation Fund (“Fund”). The Fund invests in stable value products, including Guaranteed Investment Contracts (“GIC’s”), synthetic GIC’s, and money market funds. The Fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Investments are recorded at contract value rather than fair value, to the extent that they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contracts are calculated using a discounting method developed by the trustee. The fair value of the Fund at December 31, 2009 and 2008 was $3,502,863 and $3,130,513, respectively. For the years ended December 31, 2009 and 2008, the average yield was 3.53% and 4.07%, and the average yield credited to participants in the Plan was 3.70% and 4.52%, respectively. There were no valuation reserves recorded that were associated with the collective investment fund in 2009 and 2008. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

In certain circumstances, the amount withdrawn from the Fund would be payable at fair value rather than at contract value. These circumstances include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs, or other events within the control of the Fund or the Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GIC. Based on prior experience, the Fund Trustee believes that it is not probable that such circumstances would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with Participants.
Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the Plan to another investment election, or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes only upon twelve months’ advance written notice to the Fund Trustee. The Fund Trustee, in its discretion, may waive the twelve month notice requirement.
The GICs into which the Fund has entered limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated, (2) the Trustee fails to meet its material obligations under the GIC, attempts to assign the GIC, or engages in fraud or misrepresentation that materially affects the risk profile of the GIC, or (3) if the fixed-income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC. If one of these events were to occur, the issuer could terminate the synthetic GIC at the market value of the underlying fixed-income securities (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Recent Accounting Pronouncements
The Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2009-01 — Generally Accepted Accounting Principles amendments based on FASB Statement of Financial Accounting Standards (“SFAS”) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 168”). In June of 2009, the FASB issued SFAS No. 168 to replace FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”) and authorize the Accounting Standard Codification (“ASC” or “Codification”) as the new source for authoritative U.S. GAAP and ends the practice of FASB issuing standards in the familiar forms. On July 1, 2009, the FASB implemented the ASC as the authoritative source, along with SEC guidance, for U.S. GAAP through issuance of Accounting Standards Update (“ASU” or “Update”) 2009-01. The FASB will no longer issue Statements of Financial Accounting Standards, but rather will issue Updates that will provide background information about the amended guidance along with a basis for conclusions regarding the change. These Updates will amend the ASC to reflect the new guidance issued by the FASB. The adoption of this guidance did not have any impact on the Plan’s financial statements.
In April 2009, FASB issued ASC 820-10, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“ASC 820-10”), which provided guidelines for making fair value measurements more consistent by emphasizing that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique used, the objective of a fair value measurement remains the same. Fair value is the price that would be received in a sale of an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale), between market participants at the measurement date under current market conditions. This guidance became effective for financial statements issued for periods ending after June 15, 2009. The adoption of this provision had no material impact to the Plan’s financial statements.
In January 2010, FASB issued ASU No. 2010-06 — Fair Value Measurements and Disclosures — Improving Disclosures about Fair Value Measurements (“ASU 2010-06”). This Update provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures, that require new disclosures for transfers in and out of Levels 1 and 2, and for activity in Level 3 fair value measurements. In addition, this Update provides amendments that clarify existing disclosures relating to the level of disaggregation and inputs and valuation techniques. Fair value measurement disclosures should be provided for each class of assets and liabilities, and disclosures should be made about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring measurements that fall in either Level 2 or Level 3. The new disclosures and clarification of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The adoption of this update is not expected to materially impact the Plan’s current fair value disclosures.
NOTE 2 — DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which covers employees of the Company who have attained age 21 and are employed as of the enrollment dates of either January 1st or July 1st of each year. The Plan was amended effective January 1, 2009 to automatically enroll eligible employees into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan subject to Internal Revenue Service (“IRS”) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may also roll over into the Plan amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2005, the Plan became a safe harbor plan under the Internal Revenue Code (“IRC”) regulations. Employer safe harbor matching contributions are equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company contributed $1,113,508 to the Plan in 2009.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. There is immediate vesting of the employer matching contributions made after January 1, 2005. Prior to 2005, vesting in the Company contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant was 20% vested upon completion of each year of credited service and 100% vested after five years of credited service.
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may be used to offset plan expenses. The balance of forfeitures included in Plan assets were $63,008 and $53,749 as of December 31, 2009 and 2008, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant’s beneficiary.

Administrative Expenses
The Company pays all administrative expenses, other than participant loan origination fees, on behalf of the Plan. Custodial fees are paid by the Plan.
NOTE 3 — PARTIES-IN-INTEREST TRANSACTIONS
On May 1, 2006 the Trust Company of Sterne Agee, Inc. (“Sterne”) became the trustee for the Plan’s investments while FAS Core, LLC (the “Custodian”) remained as the Plan’s record keeper for the Plan’s investments. Certain plan investments are units of mutual fund investments managed by Federated Retirement Services who has outsourced the record keeping duties to the Custodian. One of the investment vehicles in the Plan is Superior Bancorp common stock. The Company pays for all legal, accounting, and other services on behalf of the Plan, other than participant loan origination fees.
NOTE 4 — INCOME TAX STATUS
Effective November 1, 2006, the Plan adopted the proto-type 401(k) plan of Sterne. The IRS has determined and informed Sterne by a letter dated March 31, 2008, that the prototype 401(k) plan used by the Plan is designed in accordance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC. As discussed in Note 8, the Plan Administrator identified one payroll period in 2008 for which the Company inadvertently did not make a timely remittance of certain employee deferrals to the trust. This has been corrected in accordance with Department of Labor rules. Also, the Plan Administrator has determined that the Plan may utilize IRS voluntary correction programs to address operational issues, and thus will remain in compliance with applicable laws and regulations. Consequently, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2009	2008
Federated Capital Preservation Fund	$3,502,863	$3,130,513
Federated Total Return Bond A	827,590	703,764
Superior Bancorp Common Stock	1,026,191	498,429
Baron Growth Fund	671,394	373,986
Federated Capital Appreciation Fund	N/A	368,507
During 2009, the Plan’s investments (including investments bought, sold, as well as held during the year) increased in fair value as determined by quoted market prices as follows:

December 31,
2009
Superior Bancorp common stock	$69,758
Mutual fund investments	1,129,225

$1,198,983

NOTE 6 — FAIR VALUE
The table below presents our assets and liabilities measured at fair value categorized by the level of inputs used in the valuation of each asset at December 31, 2009 and 2008:

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Fair	Assets	Inputs	Inputs
	Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2009
Common Stock	$1,026,191	$1,026,191	$—	$—
Mutual Funds	6,548,786	6,548,786	—	—
Collective investment fund	3,502,863	—	3,502,863	—
Participant loans	116,542	—	—	116,542

Total	$11,194,382	$7,574,977	$3,502,863	$116,542

December 31, 2008
Common Stock	$498,429	$498,429	$—	$—
Mutual Funds	3,596,898	3,596,898	—	—
Collective investment fund	3,130,513	—	3,130,513	—
Participant loans	102,556	—	—	102,556

Total	$7,328,396	$4,095,327	$3,130,513	$102,556

Valuation Techniques
Common stock
The Company’s common stock is traded on the Nasdaq Global Market under the trading symbol “SUPR” and investments in the Company’s stock are valued using the closing price on the last business day of the plan year. Cash equivalents are stated at fair value, which is approximated by cost.
Mutual funds
Investments in the mutual fund investments are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the mutual fund investments are based on quoted redemption values on the last business day of the Plan year as reported by the Custodian.
Collective investment funds
The collective investment fund is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.
Participant loans
Participant loans are valued at their outstanding balance, which approximates fair value.

Changes in Level 3 fair value measurements
The table below include a roll-forward of the changes in fair value for financial instruments within Level 3 of the valuation hierarchy for the twelve months ended December 31, 2009 and 2008. Level 3 financial instruments typically include unobservable components, but may also include some observable components that may be validated to external sources. The gains in the following table may include changes to fair value due in part to observable factors that may be part of the valuation methodology:

	Participant Loans
	2009	2008
Balance at January 1	$102,556	$91,991
Issuances and settlements, net	13,986	10,565

Balance at December 31	$116,542	$102,556

NOTE 7 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
NOTE 8 — DELINQUENT PARTICIPANT CONTRIBUTIONS
The Plan Administrator identified one payroll period in 2008 for which the Company inadvertently did not make a timely remittance of certain employee deferrals to the trust. At December 31, 2008, there were $3,709 of receivables related to these contributions. This was corrected in accordance with Department of Labor rules prior to the issuance of the Form 11-K for the fiscal year ended December 31, 2008.
NOTE 9 — SUBSEQUENT EVENTS
Effective January 1, 2010, the Plan was timely amended and restated to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

SUPPLEMENTARY INFORMATION

SUPERIOR BANCORP 401(K) PLAN
SCHEDULE H, LINE 4A — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
PLAN SPONSOR EIN: 63-1201350
PLAN NUMBER 001
2009 Form 5500 Line 4a — Schedule of Delinquent Participant Contributions

Participant Contributions	Total that Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions
			Contributions	Total Fully
Check if Late Participant		Contributions	Pending	Corrected Under
Loan Repayments are	Contributions	Corrected	Correction in	VFCP and PTE
included	Not Corrected	Outside VFCP	VFCP	2002-51
	$ –	$ –	$ –	$3,709

SUPERIOR BANCORP 401(K) PLAN
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN SPONSOR EIN: 63-1201350
PLAN NUMBER 001

	( b )
	Identity of issue,
	borrower, lessor,	( c )	( d )	( e )
(a)	or similar party	Description of investment	Cost	Current value

*	Superior Bancorp	Superior Bancorp Common Stock	Omitted cost with respect to participant directed transactions under an individual	$1,026,188
*	Federated	Federated mdt Balanced Fund A		289,903
*	Superior Bancorp	Employer Stock Awaiting Purchase Fund		3
*	Federated	Federated Capital Preservation Fund		3,502,863
*	Federated	Federated GNMA Trust SS		250,901
*	Federated	Federated Total Return Bond A		827,590
	American Century	American Century Equity Income Advisor Class		467,975
*	Baron Funds	Baron Funds Growth Fund		671,394
*	Federated	Federated Stock Trust		175,168
*	Federated	Federated Kaufmann Fund		358,073
*	Federated	Federated Capital Appreciation Fund		446,328
*	Federated	Federated Mid-Cap Index IS		418,180
*	Federated	Federated Max-Cap Index Fund		147,666
	Janus	Janus Advisor Forty Class S		545,945
*	Federated	Federated International Small Company Fund A		472,704
	T. Rowe	T. Rowe Price Retirement Income Fund		25,355
	T. Rowe	T. Rowe Price Retirement 2010 Fund		17,536
	T. Rowe	T. Rowe Price Retirement 2020 Fund		270,165
	T. Rowe	T. Rowe Price Retirement 2030 Fund		175,959
	T. Rowe	T. Rowe Price Retirement 2040 Fund		161,510
	T. Rowe	T. Rowe Price Retirement 2050 Fund		120,149
	American Funds	American Funds Europacific Growth FD R4		294,941
*	Federated	Federated Clover Small Value A		341,922
	American Funds	American Funds Growth Fund of America R4RGAEX		69,422
*	Participant Loans	Interest rates ranging from 4.25% to 9.25%		116,542

				$11,194,382

*	Party-in-interest as defined by ERISA

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Chief Financial Officer of Superior Bancorp, the Plan Administrator of the Superior Bancorp 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR BANCORP 401(K) PLAN
By	/s/ James A. White
James A. White
Chief Financial Officer of Superior Bancorp as Plan Administrator

Dated: June 29, 2010

EXHIBIT INDEX

Number	Description
23.1	Consent of GRANT THORNTON, LLP